SEC FILE NUMBER
0-32041

CUSIP NUMBER
17461R 10 6

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION
CITIZENS FIRST BANCORP, INC.

Full Name of Registrant

Former Name if Applicable

525 Water Street

Address of Principal Executive Office (Street and Number)
Port Huron, Michigan 48060

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2009 because management requires additional time to compile and verify the data required to be included in the report and the auditors will then need additional time to complete their review of the Registrant’s financial statements. Due to uncertainties that currently remain with respect to the Registrant’s second quarter financial statements, the Registrant remains unable to file its Form 10-Q for the period ended September 30, 2009 and unable to file its restated Form 10-Q for the period ended June 30, 2009. A discussion of these uncertainties was provided in the Registrant’s Form 12b-25 filed in connection with its 10-Q for the period ended September 30, 2009. The Registrant will complete all of these filings as soon as practicable.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas J. Young	810	987-8300
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 10-Q for the period ended September 30, 2009 and the restated Form 10-Q for the period ended June 30, 2009
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant believes that its results of operations for its fiscal year ended December 31, 2009 will significantly vary from the results of operations for its fiscal year ended December 31, 2008. The Registrant filed a Current Report on Form 8-K with the SEC on February 5, 2010 (the “Form 8-K”) to report its preliminary results of operations for the fiscal year end December 31, 2009. Preliminary consolidated balance sheets and statements of income were filed as Exhibit 99 to the Form 8-K. As indicated in the 8-K, the Registrant reported a preliminary net loss for the year ended December 31, 2009 of $124.0 million, or ($15.26) per diluted share, compared with a net loss of $58.4 million, or ($7.29) per diluted share, for the year ended December 31, 2008. Due to continued concerns about loan quality, the Registrant recorded a preliminary provision for loan losses of $26.8 million for the fourth quarter ended December 31, 2009, compared with $3.4 million during the same period of 2008. For the year ended December 31, 2009, the preliminary provision stood at $93.5 million compared to $36.2 million for the year ended December 31, 2008. The Registrant’s noninterest expense has also continued to rise. Noninterest expense increased primarily due to costs associated with the Registrant’s nonperforming assets, including preliminary charges of $932,000 and $7.6 million for the three and twelve months ended December 31, 2009, respectively, compared with $3.4 and $6.5 million during the same periods in 2008. FDIC insurance, increased by $1.6 million and $6.6 million, respectively, compared to the three and twelve months ended December 31, 2008.

CITIZENS FIRST BANCORP, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2010	By:	/s/ Marshall J. Campbell

Marshall J. Campbell,
Chairman, President and Chief Executive Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).